STATEMENT OF INVESTMENTS

Dreyfus Municipal Money Market Fund, Inc.

February 28, 2007 (Unaudited)

Short-Term Investments--102.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Arizona--1.4%				
Maricopa County Industrial Development Authority, MFHR, Refunding (San Clemente Apartments Project) (Insured; FNMA and Liquidity Facility; FNMA)	3.73	3/7/07	10,000,000 a	10,000,000
Arkansas--1.2%				
Pulaski County Public Facilities Board, MFHR (Chapelridge Project) (LOC; Regions Bank)	3.73	3/7/07	5,650,000 a	5,650,000
West Memphis Public Facilities Board, MFHR, Refunding (Meadows Apartments Project) (Insured; FHLMC)	3.72	3/7/07	2,490,000 a	2,490,000
California--2.5%				
FHLMC Multifamily Certificates, Revenue (Insured; FHLMC and Liquidity Facility; FHLMC)	3.75	3/7/07	17,647,499 a,b	17,647,499
Colorado--5.9%				
Colorado Education Loan Program, TRAN	3.75	8/3/07	5,000,000	5,004,031
Colorado Educational and Cultural Facilities Authority, Student Housing Revenue (Fuller Theological Seminary Project) (LOC; Key Bank)	3.75	3/7/07	9,900,000 a	9,900,000
Morgan Keegan Municipal Products Inc. Trust (City and County of Denver) (Liquidity Facility; Lloyds TSB Bank PLC and LOC; Ixis Corporate and Investment Bank)	3.75	3/7/07	10,000,000 a,b	10,000,000
Mountain Village Housing Authority, Housing Facilities Revenue (Village Court Apartments Project) (LOC; U.S. Bank NA)	3.70	3/7/07	6,600,000 a	6,600,000
Southern Ute Indian Tribe of the Southern Ute Indian Reservation, Revenue	3.70	3/7/07	10,000,000 a	10,000,000
Delaware--1.0%				
Delaware Economic Development				

Authority, MFHR (School House Project) (LOC; HSBC Bank USA)	3.70	3/7/07	6,900,000 a	6,900,000
District of Columbia--4.3%				
Bank of New York Municipal Certificates Trust, Revenue (District of Columbia Housing Finance Agency) (GIC; Trinity Funding Corporation and Liquidity Facility; The Bank of New York)	3.77	3/7/07	5,075,000 a,b	5,075,000
District of Columbia, Enterprise Zone Revenue (Trigen-Pepco Energy Services, LLC Issue) (LOC; M&T Bank)	3.75	3/7/07	10,435,000 a	10,435,000
District of Columbia Housing Finance Agency, SFMR (Insured; XLCA)	4.00	7/16/07	15,000,000	15,000,000
Florida--4.4%				
Broward County Housing Finance Authority, MFHR (Cypress Grove Apartments Project) (Liquidity Facility; American International Group Funding Inc.)	3.79	3/7/07	13,730,000 a	13,730,000
Broward County Housing Finance Authority, SFMR (Merlots Program) (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank)	3.61	3/7/07	865,000 a,b	865,000
Florida Housing Finance Agency, Housing Revenue (Caribbean Key Apartments Project) (LOC; FNMA)	3.56	3/7/07	11,625,000 a	11,625,000
Lee County Industrial Development Authority, Utility System Revenue (North Fort Myers Utility, Inc. Project) (LOC; SunTrust Bank)	3.57	3/7/07	5,100,000 a	5,100,000
Georgia--5.3%				
Conyers Housing Authority, MFHR (Towne Pointe Apartments Project) (LOC; Amsouth Bank)	3.59	3/7/07	4,000,000 a	4,000,000
DeKalb County Housing Authority, MFHR (The Forest at Columbia Apartments Project) (LOC; First Tennessee Bank)	3.75	3/7/07	8,300,000 a	8,300,000
Gwinnett County Development Authority, IDR (Suzanna's Kitchen Inc. Project) (LOC; Wachovia Bank)	3.72	3/7/07	6,000,000 a	6,000,000
Municipal Electric Authority of Georgia, CP (LOC; JPMorgan				

Chase Bank)	3.68	3/9/07	14,420,000	14,420,000
Savannah Economic Development Authority, Exempt Facility Revenue (Home Depot Project)	3.71	3/7/07	5,000,000 a	5,000,000

Hawaii--1.0%

Hawaii Pacific Health, Special Purpose Revenue (Department of Budget and Finance) (Insured; Radian Bank and Liquidity Facility; Bank of Nova Scotia)	3.62	3/7/07	7,000,000 a	7,000,000

Illinois--4.5%

Chicago, Collateralized SFMR	3.87	3/6/08	9,000,000 c	9,000,000
Chicago Midway Airport, Second Lien Revenue (Insured; MBIA and Liquidity Facility; Bank One)	3.68	3/1/07	14,000,000 a	14,000,000
Lake County, MFHR (Grand Oaks Apartments Project) (Insured; FNMA and Liquidity Facility; FNMA)	3.72	3/7/07	9,000,000 a	9,000,000

Indiana--1.4%

ABN AMRO Munitops Certificates Trust, Indianapolis Local Public Improvement Bond Bank (Indianapolis Airport Authority Project) (Insured; AMBAC and Liquidity Facility; ABN-AMRO)	3.74	3/7/07	10,000,000 a,b	10,000,000

Kansas--1.5%

Kansas Development Finance Authority, MFHR, Refunding (Chesapeake Apartments Project) (LOC; FHLB)	3.69	3/7/07	5,500,000 a	5,500,000
Unified Government of Wyandotte County/Kansas City, Municipal Temporary Notes	3.60	11/1/07	5,000,000	5,000,000

Kentucky--5.2%

Kenton County Airport Board, Special Facilities Revenue (Airis Cincinnati LLC Project) (LOC; Deutsche Postbank)	3.78	3/7/07	30,900,000 a	30,900,000
Somerset, Industrial Building Revenue (Wonderfuel LLC Project) (LOC; Bank of America)	3.80	3/7/07	5,520,000 a	5,520,000

Louisiana--2.6%

Ascension Parish,				
Revenue, CP	3.72	4/9/07	5,000,000	5,000,000
Bank of New York Municipal				
Certificates Trust (Lake				
Charles Harbor and Terminal				
District) (Liquidity Facility;				
The Bank of New York and LOC;				
The Bank of New York)	3.77	3/7/07	9,700,000 a,b	9,700,000
Quachita Parish Industrial				
Development Board, IDR				
(Garrett Manufacturing, LLC				
Project) (LOC; Regions Bank)	3.75	3/7/07	3,790,000 a	3,790,000

Maryland--.9%

Baltimore County,				
Revenue, Refunding (Shade Tree				
Trace Apartments Facility)				
(LOC; M&T Bank)	3.70	3/7/07	5,485,000 a	5,485,000
Maryland Economic Development				
Corporation, Revenue				
(Todd/Allan Printing Facility)				
(LOC; M&T Bank)	3.90	3/7/07	1,055,000 a	1,055,000

Michigan--1.0%

Detroit Downtown Development				
Authority, LR, Refunding				
(Millender Center Project)				
(LOC; HSBC Bank USA)	3.90	3/7/07	7,000,000 a	7,000,000

Mississippi--1.9%

Mississippi Business Finance				
Corporation, Revenue (Belhaven				
College Project) (LOC; First				
Tennessee Bank)	3.75	3/7/07	7,900,000 a	7,900,000
Mississippi Hospital Equipment and				
Facilities Authority, Revenue				
(Mississippi Methodist				
Hospital and Rehabilitation				
Center, Inc. Project) (LOC;				
First Tennessee Bank)	3.75	3/7/07	5,660,000 a	5,660,000

Missouri--1.4%

Saint Louis,				
General Fund Revenue, TRAN	4.50	6/29/07	10,000,000	10,023,766

New Hampshire--1.7%

New Hampshire Health and Education				
Facilities Authority, Health				
Care Facilities Revenue (South				
New Hampshire Medical Center)				
(Insured; Radian Bank and				
Liquidity Facility; Bank of				
America)	3.71	3/7/07	8,000,000 a	8,000,000
New Hampshire Health and Education				

Facilities Authority, Revenue (Riverbend Issue) (LOC; TD Banknorth N.A.)	3.70	3/7/07	4,075,000 a	4,075,000

North Carolina--4.4%

Durham County, Multifamily Revenue (Falls Pointe Apartments) (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3.76	3/7/07	16,995,000 a,b	16,995,000
North Carolina Medical Care Commission, Health Care Facilities First Mortgage Revenue (Carol Woods Project) (Insured; Radian and Liquidity Facility; Branch Banking and Trust Co.)	3.66	3/1/07	13,780,000 a	13,780,000

Ohio--3.4%

Hamilton County, Hospital Facilities Revenue (Christ Hospital) (Insured; FSA and Liquidity Facility; Svenska Handelsbanken)	3.74	3/7/07	10,000,000 a,b	10,000,000
Lake County, Hospital Facilities Revenue (Lake Hospital Systems Inc.) (Insured; Radian Bank and Liquidity Facility; Bank of America)	3.60	3/7/07	11,400,000 a	11,400,000
Lorain County, IDR (Cutting Dynamics, Inc. Project) (LOC; National City Bank)	3.77	3/7/07	2,250,000 a	2,250,000

Oregon--.8%

Oregon Facilities Authority, MFHR (Vintage at Bend Apartments) (Insured; FNMA and Liquidity Facility; FNMA)	3.72	3/7/07	5,800,000 a	5,800,000

Pennsylvania--13.1%

Dauphin County General Authority, Revenue (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	3.53	3/7/07	30,100,000 a	30,100,000
Dauphin County General Authority, Revenue (School District Pooled Financing Program II) (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia)	3.68	3/7/07	18,855,000 a	18,855,000
Lancaster County Hospital Authority, Health Center				

Revenue (Luthercare Project) (LOC; M&T Bank)	3.70	3/7/07	16,825,000 a	16,825,000
Montgomery County Higher Education and Health Authority, Revenue (Pennsylvania Higher Education and Health Loan) (LOC; M&T Bank)	3.70	3/7/07	7,730,000 a	7,730,000
Montgomery County Higher Education and Health Authority, Revenue (Pennsylvania Higher Education and Health Loan) (LOC; M&T Bank)	3.73	3/7/07	10,055,000 a	10,055,000
Schuylkill County Industrial Development Authority, RRR, Refunding (Northeastern Power Company Project) (LOC; Dexia Credit Locale)	3.75	3/1/07	1,625,000 a	1,625,000
Susquehanna County Industrial Development Authority, IDR (Stabler Companies, Inc. Project) (LOC; Wachovia Bank)	3.77	3/7/07	3,200,000 a	3,200,000
Susquehanna County Industrial Development Authority, Revenue (Pennfield Corporation Project) (LOC; Fulton Bank)	3.85	3/7/07	4,390,000 a	4,390,000
South Carolina--1.4%				
South Carolina Association of Governmental Organizations, COP, TAN	4.25	4/13/07	10,000,000	10,003,767
Tennessee--6.4%				
Municipal Energy Acquisition Corporation, Gas Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank and LOC; JPMorgan Chase Bank)	3.71	3/7/07	25,000,000 a,b	25,000,000
Tennergy Corporation, Gas Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank)	3.71	3/7/07	10,000,000 a,b	10,000,000
Tennergy Corporation, Gas Revenue (Putters Program) (LOC; BNP Paribas)	3.71	3/7/07	10,000,000 a,b	10,000,000
Texas--16.8%				
Bell County Housing Finance Corporation, MFHR (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.78	3/7/07	8,855,000 a,b	8,855,000
Dallas-Fort Worth International Airport Facilities Improvement Corporation, Airport Revenue				

(Merlots Program) (Insured; FSA and Liquidity Facility; Wachovia Bank)	3.61	3/7/07	3,515,000 [a,b]	3,515,000
East Texas Housing Finance Corporation, MFHR (Southwest Pines Apartments Project) (Liquidity Facility; Merrill Lynch)	3.76	3/7/07	4,315,000 [a,b]	4,315,000
Harris County Metropolitan Transit Authority, Sales Tax and Use Tax Revenue, CP (LOC; DEPFA Bank PLC)	3.70	8/15/07	6,000,000	6,000,000
Houston, Airport System Revenue, CP (LOC; Dexia Credit Locale)	3.65	3/13/07	5,000,000	5,000,000
Houston, Airport System Revenue, CP (LOC; Dexia Credit Locale)	3.66	3/15/07	10,000,000	10,000,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	3.63	3/12/07	10,000,000	10,000,000
Port of Port Arthur Navigation District, Environmental Facilities Revenue, Refunding (Motiva Enterprises Project)	3.67	3/7/07	5,000,000 [a]	5,000,000
Revenue Bond Certificate Series Trust, Revenue (Dewitt) (GIC; American International Group Funding Inc.)	3.90	3/7/07	8,265,000 [a,b]	8,265,000
Revenue Bond Certificate Series Trust, Revenue (Greens Project) (GIC; American International Group Funding Inc.)	3.90	3/7/07	5,787,000 [a,b]	5,787,000
Revenue Bond Certificate Series Trust, Revenue (Heather Lane Apartments) (GIC; American International Group Funding Inc.)	3.90	3/7/07	10,600,000 [a,b]	10,600,000
Revenue Bond Certificate Series Trust, Revenue (Landings) (GIC; American International Group Funding Inc.)	3.90	3/7/07	8,430,000 [a,b]	8,430,000
Revenue Bond Certificate Series Trust, Revenue (Ranch View) (GIC; American International Group Funding Inc.)	3.90	3/7/07	5,810,000 [a,b]	5,810,000
Revenue Bond Certificate Series Trust, Revenue (Silverton Village Town Homes) (GIC; American International Group Funding Inc.)	3.90	3/7/07	5,963,000 [a,b]	5,963,000
Revenue Bond Certificate Series Trust, Revenue (Wildwood			

Branch) (GIC; American International Group Funding Inc.)	3.90	3/7/07	3,725,000 a,b	3,725,000
San Antonio, Airport System Revenue, Refunding (Insured; FSA)	5.75	7/1/07	4,545,000	4,577,200
Texas Municipal Gas Acquisition and Supply Corporation I, Gas Supply Revenue (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merriall Lynch)	3.73	3/7/07	12,770,000 a,b	12,770,000
Virginia--1.7%				
Virginia College Building Authority, Educational Facilities Revenue (University of Richmond Project) (Liquidity Facility; SunTrust Bank)	3.62	3/1/07	11,700,000 a	11,700,000
Washington--1.6%				
Pierce County Economic Development Corporation, Industrial Revenue (SeaTac Packaging Project) (LOC; HSBC Bank USA)	3.80	3/7/07	4,690,000 a	4,690,000
Washington Housing Finance Commission, MFHR (Holly Village Senior Living Project) (Insured; FNMA and Liquidity Facility; FNMA)	3.72	3/7/07	6,600,000 a	6,600,000
Wisconsin--.6%				
Oconomowoc Area School District, BAN	3.80	11/1/07	4,000,000	4,001,972
Wyoming--3.4%				
Campbell County, IDR (Two Elk Power Generation Station Project) (GIC; American International Group Funding Inc.)	3.80	11/30/07	15,000,000	15,000,000
Campbell County, IDR (Two Elk Power Generation Station Project) (LOC; Citibank NA)	3.80	11/30/07	9,000,000	9,000,000

Total Investments (cost $724,963,235)	**102.7%**	**724,963,235**
Liabilities, Less Cash and Receivables	**(2.7%)**	**(19,054,014)**
Net Assets	**100.0%**	**705,909,221**

a Securities payable on demand. Variable interest rate--subject to periodic change.
b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in

transactions exempt from registration, normally to qualified institutional buyers. At February 28, 2007, these securities amounted to $203,317,499 or 28.8% of net assets.

c   Purchased on a delayed delivery basis.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	AGC	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	AMBAC	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	BAN	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	BPA	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	CIC	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	CMAC	Capital Market Assurance Corporation
COP	Certificate of Participation	CP	Commercial Paper
EDR	Economic Development Revenue	EIR	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	FHA	Federal Housing Administration
FHLB	Federal Home Loan Bank	FHLMC	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	FSA	Financial Security Assurance
GAN	Grant Anticipation Notes	GIC	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	GO	General Obligation
HR	Hospital Revenue	IDB	Industrial Development Board
IDC	Industrial Development Corporation	IDR	Industrial Development Revenue
LOC	Letter of Credit	LOR	Limited Obligation Revenue
LR	Lease Revenue	MBIA	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	MFMR	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	PILOT	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	RAN	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	RRR	Resources Recovery Revenue

SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance